

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2021

Alberto Bianchinotti
Chief Financial Officer
LF Capital Acquisition Corp. II
1909 Woodall Rodgers Freeway
Suite 500
Dallas, TX 75201

> **Re: LF Capital Acquisition Corp. II**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Filed June 22, 2021**
> **CIK 0001851266**

Dear Mr. Bianchinotti:

We have reviewed your amended draft registration statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS/A submitted June 22, 2021

Capitalization, page 72

1. We note that you account for your public and private warrants as equity in your Capitalization table. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please specifically address the tender offer provision in section 4.5 of your warrant agreement filed as exhibit 4.4 and explain whether the agreement allows for the warrant holders to be entitled to cash in situations where only certain holders of the underlying shares would be entitled to cash. As part of your response, please consider providing an example of how the tender offer provision would operate if a third party wanted to do a tender offer for 51% of the Class A

shares.

<u>General</u>

2.   We note your revised disclosure on the cover and throughout that, if you have not completed an initial business combination within 24 months from the closing of this offering, unless extended as provided (the "prescribed time frame"), you will redeem 100% of the public shares for cash. Please revise to clarify how this period of time may be extended and quantify the limit to any such extension, as applicable.

You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction